

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2022

Matthew Geekie
Senior Vice President
GRAYBAR ELECTRIC CO INC
34 North Meramec Avenue
St. Louis, Missouri 63105

      Re: GRAYBAR ELECTRIC CO INC
          Registration Statement on Form S-1
          Filed on August 18, 2022
          File No. 333-266956

Dear Mr. Geekie:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services